SECURITI 05038151 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon	Georgia	31210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan E. Hundertmark, V.P. 478-474-7004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard, Moore & McDuffie, P.C.
(Name – *if individual, state last, first, middle name*)

577 Mulberry Street, Suite 1610, P.O. Box 4547,	Macon	Georgia	31208
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 1 8 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2005 WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

CARRIE A. MEDLEY NOTARY EXPIRES GEORGIA OCT. 29, 2007 PUBLIC HOUSTON COUNTY

Carrie A. Medley

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH, BROWN & GROOVER, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2004

CONTENTS

Howard, Moore, & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2004, and the related statement of income, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 22, 2005

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2004

ASSETS		
Cash	$	114,345
Cash in segregated accounts		23,501
Clearing service collateral (securities at market value)		22,965
Receivable from clearing organization		14,183
Marketable securities at market value		388,004
Securities not readily marketable, at estimated market value		54,400
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $191,619		142,050
Other Assets:		
Goodwill, net of amortization		500
Prepaid expenses		14,567
Income tax refund receivable		12,827
Commissions receivable		143,782
Stockholder advance		18,097
Employee advances		4,000
Fees receivable		68,534
Clearing service deposit		5,000
Total assets	$	1,026,755
LIABILITIES		
Payable to customers	$	4,413
Accounts payable, accrued expenses and other liabilities		238,369
Deferred income tax payable		23,111
Total liabilities		265,893
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		737,531
		763,531
Cost of 1 share of common stock held by the Company		(2,669)
Total Stockholder's Equity		760,862
Total liabilities and stockholder's equity	$	1,026,755

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2004

REVENUES	
Securities commissions	$ 84,549
Net unrealized gains (losses) on investment accounts	31,513
Net realized gains (losses) and income on investment accounts	13,803
Margin interest	3,487
Revenue from sale of investment company shares	1,674,115
Investment advisory fees	325,575
Other revenue related to securities business	11,449
Interest	860
	2,145,351
EXPENSES	
Compensation and benefits	1,457,952
Communications	122,381
Occupancy and equipment costs	118,928
Interest	3,173
Losses in error account and bad debts	3,980
Mediation settlement	110,000
Data processing costs	31,448
Regulatory fees and expenses	60,524
Other	137,436
	2,045,822
INCOME (LOSS) BEFORE INCOME TAX PROVISION	99,529
PROVISION FOR INCOME TAXES	
Current income tax	5,982
Deferred income tax	8,854
	14,836
NET INCOME (LOSS)	$ 84,693

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2004

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2004	260	$ 26,000	$ 667,838	$ -	$ 693,838
Stock purchased by the Company, 1 share				(2,669)	(2,669)
Cash dividends, $57.91 per share			(15,000)		(15,000)
Net income			84,693		84,693
Balances at December 31, 2004	260	$ 26,000	$ 737,531	$ (2,669)	$ 760,862

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 84,693
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation and amortization	36,881
Net unrealized depreciation (appreciation) of securities	(31,513)
Net realized (loss) gain on sale of investments	(10,766)
Reinvested dividends and capital gains	(264)
(Gain) loss on disposal of property	614
(Increase) decrease in:	
Receivables from clearing organizations	(1,813)
Prepaid expenses and income tax refund	738
Commissions receivable	(55,011)
Deposit - clearing service	(5,000)
Fees receivable	5,276
Increase (decrease) in:	
Payable to customers	(5,224)
Accounts payable and other liabilities	(54,333)
Deferred taxes payable	8,854
Other, net	26,855
Net cash provided (used) by operating activities	(13)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of equipment and software	(71,069)
Purchases of investments	(91,353)
Proceeds from sale of investments	51,110
Loans with shareholders, net	(4,024)
Loans with employees, net	(1,500)
Net cash provided (used) by investing activities	(116,836)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2004

CASH FLOWS FROM FINANCING ACTIVITIES	
Purchase of treasury stock	$ (2,669)
Dividends paid	(15,000)
Net cash provided (used) by financing activities	(17,669)
NET INCREASE (DECREASE) IN CASH	(134,518)
CASH AND CASH EQUIVALENTS, beginning	248,863
CASH AND CASH EQUIVALENTS, ending	$ 114,345
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 3,173
Income taxes paid	$ 18,600

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as provided to management based on the most recent arms length transaction.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

Furniture, equipment, software and the automobile are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Goodwill is amortized over 40 years and is reported net of $9,500 accumulated amortization. Depreciation and amortization expense for the year are $36,631 and $250, respectively.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash on deposit in bank accounts and money market funds. Cash segregated under SEC rules is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $73,743 for the year ended December 31, 2004.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

3. SEGREGATED CASH

Cash of $13,918 is segregated in a special reserve bank account for the benefit of customers under Rule 15c-3 of the Securities and Exchange Commission. Customer money of $9,583 is also segregated in accordance with Security and Exchange Commission rules.

4. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values, as illustrated below:

Money market funds	$	32,738
Corporate stocks		355,266
		388,004
Mutual funds - clearing service deposit		22,965
	$	410,969

Total marketable securities at cost are $359,577. Net unrealized gains from market value appreciation are $20,973 during the year ended December 31, 2004. Mutual fund securities with a market value of $22,965 are held as collateral in a separate deposit account by the clearing service broker.

Securities not readily marketable consist of subscribed shares of a local bank. The majority stockholder of the Company is a board member of the bank. The total at cost and estimated market value is $20,000 and $54,400, respectively. Net unrealized gains from market value appreciation are $10,540 during the year ended December 31, 2004. The shares are not frequently traded.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	191,346
Leasehold improvements		1,362
Automobile		124,027
Software		16,934
	$	333,669

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company has net capital, as defined by Rule 15c3-1 of $385,394, which is $135,394 above its required net capital of $250,000. The Company's net capital ratio is .63 to 1.

7. SHORT-TERM LOANS

The Company has a $500,000 line of credit with Rivoli Bank and Trust Company, with interest accrued on the outstanding balance at the prime rate which is 4 percent per annum as of December 31, 2004. At December 31, 2004 there was no debt outstanding. The line is guaranteed by an officer of the Company. The majority shareholder of the Company is on the board of the lender.

8. EMPLOYEE BENEFITS

Smith, Brown & Groover, Inc. terminated its defined contribution profit sharing plan in 2004 and there was no Company contribution for 2004. The Company adopted a 401k plan effective January 1, 2005. All employees age 21 and over with one year of service are eligible to participate. The Company matches 100 percent of employee deferrals up to 4 percent of compensation. The Company may also authorize a discretionary matching contribution.

9. LEASES

The Company has an operating lease for office space with a stockholder. Rent is $7,500 per month from January 1, 2003 until and including August 1, 2007. The lease rate can be adjusted annually but not more than 10 percent per annum. Future minimum annual lease payments for the term of the lease are $90,000 for each of the years ending December 31, 2005, 2006 and $60,000 for 2007 for a total of $240,000. Total rent paid under the above operating lease was $90,000 for the year ended December 31, 2004.

9. INCOME TAXES

The 2004 taxable income differs from net income on the statement of operations because of nondeductible expenses, a difference between book and tax depreciation, charitable contributions carryover, and unrealized losses on marketable securities held for investment and nondeductible realized losses on marketable securities.

The Company has a capital loss carry forward available to offset future capital gains of $67,399. Capital loss carry forwards of $23,477, $1,608, and $42,314 expire in 2006, 2007 and 2008, respectively.

10. INCOME TAXES (continued)

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(23,111)
Deferred tax assets		-
Net deferred tax liability	$	(23,111)

The deferred tax liability results from the use of accelerated methods of depreciation for property and equipment. The deferred tax asset results from deductible contribution and capital loss carry forwards and unrealized gains and losses in market value of securities held for investment.

11. CONCENTRATIONS

The Company has concentrated its credit risk for cash by maintaining deposits in excess of insured limits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The maximum loss that would have resulted from that risk totaled $21,652 as of December 31, 2004.

The Company derived 15% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 63% of its total revenue from the sale of annuities during the year ended December 31, 2004. The majority of its book of mutual fund business is with one mutual fund company.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Howard, Moore, & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

Our report on our audit of the basic financial statements of Smith, Brown & Groover, Inc. for 2004 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we do not express an opinion on it.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 22, 2005

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2004

COMPENSATION AND BENEFITS		
Commissions to registered representatives	$	346,270
Stockholders' compensation		597,799
Clerical salaries		427,666
Insurance - employee benefits		43,570
Payroll taxes		42,647
Profit sharing plan contribution		-
		1,457,952
COMMUNICATIONS		
Office supplies		14,348
Telephone		21,941
Postage		12,349
Advertising		73,743
		122,381
OCCUPANCY AND EQUIPMENT COST		
Stock exchange fee		10,679
Rent		90,000
Building insurance		1,384
Utilities		13,079
Equipment rental		3,786
		118,928
INTEREST		3,173
LOSSES IN ERROR ACCOUNT AND BAD DEBTS		
Errors and omissions		3,980
MEDIATION SETTLEMENT		
Settlement		110,000
DATA PROCESSING COSTS		
Computer software service and maintenance fees		31,448

See independent auditor's report on the supplementary schedule of expenses.

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2004

REGULATORY FEES AND EXPENSES		
Professional fees	$	16,720
Insurance and bond - required		8,527
Taxes, licenses, and fees		35,277
		60,524
OTHER		
Automobile expense		4,668
Dues and subscriptions		6,540
Depreciation and amortization		36,881
Repairs and maintenance		10,497
Loss on disposal of equipment		614
Miscellaneous		4,074
Meals and entertainment		3,298
Conference and travel		3,798
Dues, fees and assessments		9,898
Legal and profit sharing administration		57,168
		137,436
	$	2,045,822

See independent auditor's report on the
supplementary schedule of expenses.

Howard, Moore, & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2004, and have issued our report thereon dated February 22, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 22, 2005

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	763,531
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		763,531
Add:		
Other (deductions) or allowable credits		-
Total capital		763,531
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		54,400
Furniture, equipment, and leasehold improvements, net		142,050
Goodwill, net		500
Employee loans, uncollateralized		22,097
Prepaid expenses		14,160
Income tax refund receivable		12,827
Clearing service deposit		5,000
Commissions and fees receivable		69,815
Total deductions and/or charges		320,849
Net capital before haircuts and securities positions		442,682
Haircuts and securities		
Trading and investment securities		
Stocks and warrants		53,291
Other securities		3,997
Undue concentration		-
		57,288
Net capital	$	385,394

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6.66% of aggregate indebtedness)	$	16,186
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	135,394
Excess net capital at 1000%	$	361,116
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		242,782
Additions and deductions		-
Total aggregate indebtedness	$	242,782.00
Percentage of aggregate indebtedness to net capital		63%

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	4,413
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts		-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	4,413
105% of total credits over total debits	$	4,634
Amount held on deposit in Reserve Bank Account	$	13,918
Required deposit	$	-

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

Year Ended December 31, 2004

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

Year Ended December 31, 2004

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 400,662
Net effect of other audit adjustments on net income	(19,388)
Error in reporting nonallowable assets	(4,371)
Audit adjustments that decreased nonallowable assets	8,491
	(15,268)
Net capital per audited Schedule I	$ 385,394

There were no differences in the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

Howard, Moore, & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In planning and performing our audit of the financial statements of Smith, Brown & Groover, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, and NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and in not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 22, 2005